Exhibit 99.1
Nomad Foods Reports First Quarter 2026 Financial Results

Management reiterated full year Organic Sales and Adjusted EBITDA guidance while raising its Adjusted EPS outlook

Meaningful progress towards reshaping the organization and recruiting top-tier talent during the quarter

WOKING, England - May 7, 2026 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three month periods ended March 31, 2026.
Key operating metrics and financial performance for the first quarter 2026, when compared to the first quarter 2025, include:

•Reported Revenue decreased 5.9% to €715 million; Organic revenue declined 5.3% with a volume decline of 4.4%
•Gross margin contracted 210 bps
•Profit decreased 12% to €29 million, Adjusted EBITDA decreased 22.9% to €93 million
•Reported Diluted EPS decreased 5.0% to €0.20; Adjusted EPS decreased 34.3% to €0.23
Management Comments

Dominic Brisby, Nomad Foods’ Chief Executive Officer, stated, "We made meaningful progress strengthening our foundation while delivering healthy Adjusted Free Cash Flow in the first quarter. Since the beginning of the year, we have successfully secured our planned level of price increases, realigned order patterns by eliminating inefficient quarter‑end sales incentives, and reshaped the organization while recruiting top‑tier talent. During the quarter we announced two new Regional Presidents reporting directly to me and earlier today we announced a new Chief Marketing Officer. Over the past several months, we have also conducted a comprehensive review of our growth opportunities, and I am increasingly excited about Nomad Foods’ potential to deliver accelerating growth and create long‑term shareholder value. We look forward to outlining the strategy underpinning this optimism at our Analyst and Investor Day in New York City this fall."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “I am very encouraged by the pace and decisiveness with which Dominic and his team are strengthening the foundation for growth at Nomad Foods. Our market advantages are increasingly evident, with accelerating category growth and resilient demand for our brands during the quarter. I am confident the company is positioned to deliver a step‑change in growth as the new leadership team transforms the culture and advances its expansion initiatives. I believe investors will share my enthusiasm for Nomad Foods’ potential when we outline these plans later this year."

First Quarter 2026 results compared to First Quarter of 2025
•Revenue decreased 5.9% to €715 million. Organic revenue decreased by 5.3% and was driven by a volume decline of 4.4% and price/mix decline of 0.9%, driven by unfavorable mix.
•Gross profit decreased 13.2% to €184 million. Gross margin decreased 210 basis points to 25.7% due primarily to supply chain inflation headwinds and the timing of price increases.
•Adjusted operating expenses decreased 0.2% to €115 million.
•Adjusted EBITDA decreased 22.9% to €93 million due to the aforementioned factors and Adjusted Profit for the period decreased 40% to €32 million.
•Adjusted EPS decreased by €0.12 to €0.23 reflecting the decrease in Adjusted Profit for the period and fewer shares outstanding. Reported Diluted EPS decreased €0.01 to €0.20.
2026 Guidance
For the full year 2026, the Company continues to expect organic revenue to decline by 2%-5% and Adjusted EBITDA to decline by 5%-10%. Adjusted EPS is now expected to be €1.47-€1.62, versus prior guidance of €1.45-€1.60, due to incremental share repurchase activity during the first quarter. Based on USD/EUR exchange rate as of April 30, 2026, this translates into 2026 Adjusted EPS of $1.72-$1.90. The Company also continues to expect full year Adjusted Free Cash Flow conversion of 90% or greater.

Conference Call and Webcast
A pre-recorded management discussion of Nomad Foods' first quarter 2026 earnings and accompanying presentation is available at www.nomadfoods.com under Investor Relations. The Company will host a live question-and-answer session to discuss these results today, Thursday, May 7, 2026 at 1:30 p.m. BST (8:30 a.m. Eastern Standard Time). To participate on the live call listeners in North America may dial +1-877-451-6152 and international listeners may dial +1-201-389-0879. The call is also being webcast and can be accessed at the Nomad Foods website at www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +
1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 13759816.

Enquiries
Investor Relations Contact
Jason English
investorrelations@nomadfoods.com

Media Contact
Oliver Thomas, Head of Corporate Affairs
Oliver.Thomas@nomadfoods.com

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three months ended March 31, 2026 and for comparative purposes, the three months ended March 31, 2025.

Adjusted financial information for the three months ended March 31, 2026 and 2025 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for, when they occur, share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, hedge ineffectiveness on cross currency and interest rate swaps, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit for the period provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as diluted earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, certain one-time credits on the recognition of deferred tax assets, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three months ended March 31, 2026 and 2025 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow is the amount of cash generated from operating activities less cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, plus capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Adjusted Free Cash flow conversion is Adjusted Free Cash Flow as a percentage of Adjusted Profit for the period.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 7 to 10, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure. The
Company is unable to reconcile, without unreasonable efforts, Organic Growth, Adjusted EBITDA and Adjusted EPS guidance to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Profit or Loss (unaudited)
Three months ended March 31, 2026 and March 31, 2025

	Three months ended March 31, 2026	Three months ended March 31, 2025
	€m	€m
Revenue	715.2	760.1
Cost of sales	(531.6)	(548.5)
Gross profit	183.6	211.6
Other operating expenses	(117.0)	(120.7)
Exceptional items	(9.9)	(17.1)
Operating profit	56.7	73.8
Finance income	7.5	1.5
Finance costs	(28.9)	(35.6)
Net financing costs	(21.4)	(34.1)
Profit before tax	35.3	39.7
Taxation	(6.4)	(7.0)
Profit for the period	28.9	32.7

Basic and diluted earnings per share in €	0.20	0.21

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2026 (unaudited) and December 31, 2025 (audited)

	As at March 31, 2026	As at December 31, 2025
	€m	€m
Non-current assets
Goodwill	2,105.0	2,104.7
Intangible assets	2,462.1	2,463.8
Property, plant and equipment	592.0	595.2
Other non-current assets	7.4	7.0
Derivative financial instruments	3.3	0.4
Deferred tax assets	15.3	17.1
Total non-current assets	5,185.1	5,188.2
Current assets
Cash and cash equivalents	282.5	324.8
Inventories	443.2	440.6
Trade and other receivables	398.1	350.8
Current tax receivable	25.3	26.1
Derivative financial instruments	5.0	4.5
Total current assets	1,154.1	1,146.8
Total assets	6,339.2	6,335.0
Current liabilities
Trade and other payables	817.5	794.9
Current tax payable	190.4	193.4
Provisions	27.9	27.6
Loans and borrowings	35.2	32.6
Derivative financial instruments	13.3	19.4
Total current liabilities	1,084.3	1,067.9
Non-current liabilities
Loans and borrowings	2,266.1	2,258.6
Employee benefits	137.4	138.4
Other non-current liabilities	0.4	0.4
Provisions	1.3	1.4
Derivative financial instruments	91.5	112.2
Deferred tax liabilities	259.9	259.3
Total non-current liabilities	2,756.6	2,770.3
Total liabilities	3,840.9	3,838.2
Net assets	2,498.3	2,496.8
Equity attributable to equity holders
Share capital and capital reserve	1,110.6	1,134.3
Share-based compensation reserve	18.3	16.9
Translation reserve	103.2	102.4
Other reserves	(0.1)	(12.9)
Retained earnings	1,266.3	1,256.1
Total equity	2,498.3	2,496.8

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
For the three months ended March 31, 2026 and the three months ended March 31, 2025

	For the three months ended March 31, 2026	For the three months ended March 31, 2025
	€m	€m
Cash flows from operating activities
Profit for the period	28.9	32.7
Adjustments for:
Exceptional items	9.9	17.1
Share based payment expense	1.6	3.6
Depreciation and amortization	24.3	24.0
Loss on disposal and impairment of property, plant and equipment	1.0	0.3
Net finance costs	21.4	34.1
Other operating cash flow adjustments	—	0.5
Taxation	6.4	7.0
Operating cash flow before changes in working capital, provisions and exceptional items	93.5	119.3
Increase in inventories	(4.0)	(23.4)
Increase in trade and other receivables	(47.1)	(51.9)
Increase in trade and other payables	18.7	32.3
(Decrease)/increase in employee benefits and other provisions	(1.8)	0.6
Cash generated from operations before tax and exceptional items	59.3	76.9
Payments relating to exceptional items	(12.1)	(14.4)
Tax paid	(8.9)	(11.9)
Net cash generated from operating activities	38.3	50.6
Cash flows from investing activities
Purchase of property, plant and equipment and intangibles	(21.0)	(18.7)
Interest received	1.0	1.2
Net cash used in investing activities	(20.0)	(17.5)
Cash flows from financing activities
Repurchase of ordinary shares	(23.7)	(48.9)
Payments related to shares withheld for taxes	(0.2)	—
Payment of lease liabilities	(8.1)	(8.2)
Dividends paid	(20.6)	(25.3)
Payment of financing fees	(0.5)	—
Interest paid	(10.8)	(28.1)
Net cash used in financing activities	(63.9)	(110.5)
Net decrease in cash and cash equivalents	(45.6)	(77.4)
Cash and cash equivalents at beginning of period	324.8	403.3
Effect of exchange rate fluctuations	3.3	3.9
Cash and cash equivalents at end of period	282.5	329.8

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended March 31, 2026 to the reported results of Nomad Foods for such period.
Statement of Profit or Loss (unaudited), as adjusted
Three Months Ended March 31, 2026

€ in millions, except per share data	As reported for the three months ended March 31, 2026	Adjustments		As adjusted for the three months ended March 31, 2026
Revenue	715.2	—		715.2
Cost of sales	(531.6)	—		(531.6)
Gross profit	183.6	—		183.6
Other operating expenses	(117.0)	1.7	(a)	(115.3)
Exceptional items	(9.9)	9.9	(b)	—
Operating profit	56.7	11.6		68.3
Finance income	7.5	(6.8)		0.7
Finance costs	(28.9)	—		(28.9)
Net financing costs	(21.4)	(6.8)	(c)	(28.2)
Profit before tax	35.3	4.8		40.1
Taxation	(6.4)	(1.4)	(d)	(7.8)
Profit for the period	28.9	3.4		32.3

Weighted average shares outstanding in millions - basic	141.8			141.8
Basic earnings per share	0.20			0.23
Weighted average shares outstanding in millions - diluted	142.0			142.0
Diluted earnings per share	0.20			0.23

(a)Represents share based payment charge including employer payroll taxes of €1.4 million and non-operating M&A transaction costs of €0.3 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Represents elimination of €2.6 million of foreign exchange translation gains and €4.2 million of hedge ineffectiveness gains on cross currency and interest rate swaps.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended March 31, 2025 to the reported results of Nomad Foods for such period.
Statement of Profit or Loss (unaudited), as adjusted
Three Months Ended March 31, 2025

€ in millions, except per share data	As reported for the three months ended March 31, 2025	Adjustments		As adjusted for the three months ended March 31, 2025
Revenue	760.1	—		760.1
Cost of sales	(548.5)	—		(548.5)
Gross profit	211.6	—		211.6
Other operating expenses	(120.7)	5.2	(a)	(115.5)
Exceptional items	(17.1)	17.1	(b)	—
Operating profit	73.8	22.3		96.1
Finance income	1.5	—		1.5
Finance costs	(35.6)	4.6		(31.0)
Net financing costs	(34.1)	4.6	(c)	(29.5)
Profit before tax	39.7	26.9		66.6
Taxation	(7.0)	(6.0)	(d)	(13.0)
Profit for the period	32.7	20.9		53.6

Weighted average shares outstanding in millions - basic	154.6			154.6
Basic earnings per share	0.21			0.35
Weighted average shares outstanding in millions - diluted	154.8			154.8
Diluted earnings per share	0.21			0.35

(a)Represents share based payment charge including employer payroll taxes of €4.9 million and non-operating M&A transaction costs of €0.3 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €4.6 million of foreign exchange translation losses.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA to the reported results of Nomad Foods for each period.
Adjusted EBITDA (unaudited)

	Three months ended
€ in millions	March 31, 2026	March 31, 2025
Profit for the period	28.9	32.7
Taxation	6.4	7.0
Net financing costs	21.4	34.1
Depreciation & amortization	24.3	24.0
Exceptional items (a)	9.9	17.1
Other add-backs (b)	1.7	5.2
Adjusted EBITDA	92.6	120.1

Revenue	715.2	760.1
Adjusted EBITDA margin (c)	12.9%	15.8%

(a)Adjustment to add back exceptional items. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(b)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to March 31, 2026 of €1.4 million (2025: €4.9 million), as well as the elimination of non-operating M&A transaction costs for the three month period to March 31, 2026 of €0.3 million (2025: €0.3 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(c)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)

Reconciliation from reported to organic revenue growth/(decline)
The following table is a reconciliation of reported revenue growth to Organic Revenue Growth for the three month period ended March 31, 2026.
Year on Year Growth - March 31, 2026 compared with March 31, 2025:

Three months ended March 31, 2026
YoY change
Reported Revenue Growth	(5.9)%

Of which:
Organic Revenue Growth	(5.3)%
Translational FX (a)	(0.6)%
Total	(5.9)%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers
Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its 2026 guidance with respect to organic revenue growth, Adjusted EBITDA growth, adjusted free cash flow conversion, Adjusted EPS, and Adjusted EPS growth; (ii) its growth and efficiency initiatives, including with respect to its innovation and renovation initiatives, (iii) its ability to deliver accelerating growth and create long-term shareholder value; (iv) its growth strategy; (v) its portfolio’s ability to remain well positioned for consumer trends; and (vii) its new leadership’s ability to improve the Company's results and growth.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine and climate-related factors beyond the Company’s control; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; (xxi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; (xxii) the Company’s ability to effectively execute its comprehensive value creation plan and other strategic initiatives; (xxiii) the Company’s ability to hire, retain and motivate key employees and top tier talent; and (xxiv) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release and referenced conference call are provided for informational purposes only and do not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release or on the referenced conference call in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.